UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

ZAIS GROUP HOLDINGS, INC.

(Name of Issuer)
Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98887G106

(CUSIP Number)

Christian Zugel
Two Bridge Avenue, Suite 322
Red Bank, NJ 07701
(732) 530-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   98887G106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christian Zugel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,131,250 shares

	8	SHARED VOTING POWER
6,500,000 shares

	9	SOLE DISPOSITIVE POWER
1,131,250 shares

	10	SHARED DISPOSITIVE POWER
6,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,631,250 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.8% (1)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The shares reported above include (a) 831,250 Class A Shares that could be acquired on October 2, 2017 if CZ (as defined below) elected to exchange an equal number of Class A Units of ZAIS Group Parent, LLC in accordance with the terms of the Exchange Agreement described in Item 4 and (b) 6,500,000 Class A Shares being acquired by Z Acquisition (as defined below) pursuant to a Share Purchase Agreement dated September 5, 2017 as described in Item 4 and Item 6. CZ is the sole member of Z Acquisition. Notwithstanding his rights under the Exchange Agreement, CZ disclaims beneficial ownership of the Class A Shares referenced in clause (a) above, as the Audit Committee of the Issuer has discretion to determine whether CZ receives Class A Shares, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement.
(2) The amount in row 11 does not include an aggregate of 187,498 Class A Shares currently held and 568,750 Class A Shares that could be acquired on October 2, 2017 under the Exchange Agreement by two trusts that are governed by an independent trustee and by CZ’s spouse. CZ disclaims beneficial ownership of all such shares because he does not have or share voting or investment power over such shares.
(3) The percentage of beneficial ownership reflected in this Statement is based upon 14,480,782 Class A Shares outstanding as of August 14, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2017, as would be adjusted to reflect the issuance of 831,250 Class A Shares that could be issued if CZ exercised his rights under the Exchange Agreement on October 2, 2017.

CUSIP NO.   98887G106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Z Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,500,000 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,500,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5% (1)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1” or “Statement”) amends and restates the statement on Schedule 13D filed by CZ with the Securities and Exchange Commission on February 2, 2017 relating to the Class A Common Stock, par value $0.0001 per share (“Class A Shares”), of ZAIS Group Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Bridge Avenue, Suite 322 Red Bank, NJ 07701.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed jointly by:

•	Christian Zugel (“CZ”)
•	Z Acquisition LLC (“Z Acquisition” and, together with CZ, the “Reporting Persons”)

CZ is the sole member of Z Acquisition.

(b) Residence or Business Address:

The Reporting Persons’ principal business address is Two Bridge Avenue, Suite 322 Red Bank, NJ 07701.

(c) Present Principal Occupation and Employment:

CZ is the Issuer’s Chairman and Chief Investment Officer.

Z Acquisition, a Delaware limited liability company, was formed for the primary purpose of entering into the Share Purchase Agreement (as defined below) and acquiring the Target Shares (as defined below).

(d) Criminal Convictions:

Neither of the Reporting Persons has been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, such Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

CZ is a citizen of the Federal Republic of Germany.

Z Acquisition is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Target Shares is expected to be personal funds of CZ.  With respect to the other Class A Shar covered by this Statement, the information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The Original Schedule 13D was filed to reflect the fact that CZ could acquire 831,250 Class A Shares if (1) he elected to exchange an equal number of Class A Units (“Class A Units”) of ZAIS Group Parent, LLC (“ZGP”) under the terms of the Exchange Agreement described below and (2) if the Audit Committee of the Issuer elected, in its discretion, to settle such exchange in Class A Shares, rather than in cash or a combination of cash and Class A Shares. Since CZ’s ability to receive Class A Shares upon any exchange of Class A Units under the Exchange Agreement is subject to the discretion of the Issuer’s Audit Committee, he disclaims beneficial ownership of such Class A Shares.

CZ is (i) the founder of ZAIS Group, LLC, the Issuer’s operating subsidiary; (ii) the holder, in his capacity as voting trustee of the Class B Voting Trust, of 100% of the Issuer’s Class B Common Stock, par value $.0001 per share (the “Class B Shares”) (which provides CZ effective voting control over matters put to a vote of the Issuer’s shareholders, including the election of directors); (iii) the Chairman of the Board of Directors of the Issuer (the “Board”); and (iv) the Issuer’s Chief Investment Officer. As the Issuer has previously disclosed, it has been undertaking a strategic review of its business and has retained Berkshire Capital Securities LLC as its financial advisor. In connection with such strategic review, CZ has previously discussed with the Board the possible sale or acquisition of assets, a merger or other business combination or other similar strategic transaction to enhance shareholder value. In addition CZ has considered and previously discussed with the Board terminating the registration of the Class A Shares under the Act so as to cease periodic and other public company compliance and reporting obligations, if the Issuer is then eligible to do so, or engaging in transactions or other acts designed to make the Issuer so eligible, including, but not limited to, a going private transaction effected through a merger or reorganization involving the Issuer, and/or a tender offer for the Class A Shares. In addition, CZ has discussed directly with the Issuer’s major shareholders, principally Ramguard LLC (successor by conversion to d.Quant Special Opportunities Fund, L.P.) and its manager, Neil Ramsey, potential strategic alternatives designed to return liquidity to the Issuer’s shareholders, including the transactions referred to above as well as transactions which would provide liquidity to the Issuer’s shareholders other than CZ and entities affiliated with Neil Ramsey.
On September 5, 2017, the Reporting Persons entered into a Share Purchase Agreement (the “Share Purchase Agreement”) pursuant to which Z Acquisition will acquire 6,500,000 Class A Shares held by Ramguard LLC (the “Target Shares”).

Additionally, on September 5, 2017, following the execution and delivery of the Share Purchase Agreement, the Reporting Persons delivered a letter to the Special Committee of the Issuer in connection with the possible negotiated acquisition of the remaining issued and outstanding Class A Shares by way of a merger (a “Take Private Transaction”). The Reporting Persons’ proposal for the Take Private Transaction is irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee of the Issuer and by a majority of the issued and outstanding Class A Shares not held by the Reporting Persons and their affiliates and the executive officers and other affiliates of the Issuer. The letter to the Special Committee of the Issuer is included as Exhibit 99.9 and is incorporated herein by reference.

The Reporting Persons or their affiliates may, from time to time, and without further amendment to this statement, submit to the Special Committee of the Issuer amended indications of interest or proposals with respect to pursuing a Take Private Transaction and engage in discussions and negotiations with the Special Committee of the Issuer.  The Reporting Persons do not intend to further amend this Schedule 13D regarding any such discussions or negotiations until such time as an agreement has been reached or such discussions have been terminated, unless otherwise required to do so.

There is no assurance that the Reporting Persons or their affiliates will reach an agreement with the Issuer with respect to a Take Private Transaction. The acquisition of the Target Shares is not conditioned upon the consummation of a Take Private Transaction.

The Class B Shares hold no economic interest in the Issuer and are not registered under the Exchange Act or listed on any securities exchange.

Other than as described in this Item 4 above, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Statement is incorporated herein by reference. By virtue of the relationship reported under Item 2 of this Statement, CZ may be deemed to have shared voting and dispositive power with respect to the Target Shares.

(c) None

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investment Agreement

On March 17, 2015, the Issuer completed a business combination (the “Business Combination”) with ZGP pursuant to the Investment Agreement, dated as of September 16, 2014 (as amended on October 31, 2014 and March 4, 2015, the “Investment Agreement”), by and among Issuer, ZGP and the members of ZGP (or the “ZGP Founder Members”). The Investment Agreement provided for the Issuer, in exchange for newly issued Class A Units, to contribute $78.2 million in cash to ZGP and transfer all of the outstanding Class B Shares to the ZGP Founder Members on a pro rata basis which Class B Shares were immediately deposited into the ZGH Class B Voting Trust (the “Class B Voting Trust”), of which CZ is the sole trustee.

The Class B Shares hold no economic interest in the Issuer and are not registered under the Exchange Act or listed on any securities exchange.

The description of the Investment Agreement does not purport to be complete and is qualified in its entirety by the text of the Investment Agreement which is included as Exhibit 99.1 and Exhibit 99.2 to this Statement and incorporated herein by reference.

Exchange Agreement

On March 17, 2015, in connection with the closing of the Business Combination, the Issuer, ZGP, the Company Unitholders (as defined therein, but which include CZ) and CZ, as trustee of the Class B Voting Trust, entered into an exchange agreement (as amended on July 21, 2015, the “Exchange Agreement”). The Exchange Agreement entitles each ZGP Founder Member, including CZ, to exchange all of their respective Class A Units for either (at the Issuer’s option):
•
a number of Class A Shares equal to the exchange rate (which initially will be one-to-one, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and certain other transactions that would cause the number of outstanding Class A Shares to be different than the number of Class A Units),

•	cash in an amount equal to the fair market value of the Class A Shares subject to exchange, or
•	a combination of Class A Shares and cash, as described above.

As of September 5, 2017, CZ held 3,325,000 Class A Units, all of which are exchangeable for Class A Shares in accordance with the terms of the Exchange Agreement, but subject to the limitations set forth below.

The Exchange Agreement provides that the Issuer’s determination under the Exchange Agreement of the method used for settlement of the exchange (i.e., stock, cash or a combination thereof) shall be made by the Issuer’s Audit Committee.

CZ was entitled to exercise his exchange rights for the first time on April 3, 2017 and subsequently thereafter on the first business day of each fiscal quarter of the Issuer. In addition, during any 12-month period after March 17, 2015, the second anniversary of the closing of the Business Combination, CZ is subject to further limitations on exchange. During any such 12-month period, CZ may only exchange up to 25% of the aggregate number of Class A Units held as of the first day of such 12-month period in which the exchange occurs. This limitation will expire after the first exchange date at which CZ no longer holds Class A Units exceeding 10% of the maximum number of Class A Units previously held by CZ.

The Exchange Agreement provides for exceptions to these limitations on exchange rights. After the second anniversary of the closing of the Business Combination, the limitations on exchange rights of CZ can be waived by the Compensation Committee of the Board.

Under the Exchange Agreement, holders of Class A Units also have the right to exchange their Class A Units for Class A Shares upon a change of control of the Issuer, regardless of when that change of control occurs. A change of control includes a sale, lease or transfer of all or substantially all of the Issuer’s assets, including a sale of all Class A Units held by the Issuer; a person or group of persons (within the meaning of Section 13(d) of the Act) becoming the beneficial owner of a majority of the Issuer’s voting securities (excluding a group that includes CZ, his affiliates or the Class B Voting Trust) and a merger after the consummation of which members of the Board do not comprise at least a majority of the board of directors of the resulting entity or the Issuer’s voting securities do not represent a majority of the voting securities of the resulting entity.

The Exchange Agreement also provides that a holder of Class A Units will not have the right to exchange Class A Units if ZGP or the Issuer reasonably determines that such exchange would be prohibited by law or regulation or would violate the ZGP LLC Agreement or other agreements of the Issuer or ZAIS Group to which the holder of Class A Units may be subject. ZGP or the Issuer may impose additional restrictions on exchanges that it determines are necessary or advisable so that ZGP is not treated as a “publicly traded partnership” for United States federal income tax purposes.

The description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the text of the Exchange Agreement which is included as Exhibit 99.3 and Exhibit 99.4 to this Statement and incorporated herein by reference.

Class B Voting Trust Agreement

On March 17, 2015, in connection with the closing of the Business Combination, the ZGP Founder Members, including CZ, and the Issuer entered into a voting agreement for the Class B Voting Trust (the “Voting Trust Agreement”). Pursuant to the Voting Trust Agreement and in his capacity as trustee of the Class B Voting Trust, CZ has voting power over the shares of Class B Shares held in the Class B Voting Trust. Each share of Class B Common Stock is entitled to 10 votes and there are currently 20,000,000 Class B Shares outstanding. Consequently, in his capacity as trustee of the Class B Voting Trust, CZ has effective voting control of the Issuer. The Class B Shares hold no economic interest in the Issuer and are not registered under the Exchange Act or listed on any securities exchange. The description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by the text of the Voting Trust Agreement, as amended. The Voting Trust Agreement is included as Exhibit 99.5 to this Statement and incorporated herein by reference.

Registration Rights Agreement

On March 17, 2015, the Issuer and the Founder Members, including CZ, entered into the Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer granted registration rights to the ZGP Founder Members, including CZ, and other holders of Class A Units with respect to Class A Shares to be issued upon exchange of the Class A Units pursuant to the Exchange Agreement. A demand registration must be for securities reasonably expected to result in aggregate gross proceeds in excess of $20 million and is otherwise subject to the conditions set forth in the Registration Rights Agreement. The description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the text of the Registration Rights Agreement, which is included as Exhibit 99.6 to this Statement and incorporated herein by reference.

Share Purchase Agreement

On September 5, 2017, the Reporting Persons entered into the Share Purchase Agreement to acquire the Target Shares for an aggregate purchase price of $26 million or $4.00 per Target Share payable in the manner set forth below:

•
On the Closing, Z Acquisition will make a cash payment of $5 million and issue a note (the “Promissory Note”) in the principal amount of $13 million with an interest rate of 8% per annum, payable quarterly in cash, and a maturity date of December 31, 2019, in each case, to Ramguard LLC; and

•
On or before each of January 30, 2018 and April 30, 2018 CZ will make a cash payment of $5 million and $3 million respectively to Ramguard LLC, in each case, together with interest in the amount of $125,000.

The Share Purchase Agreement also provides that in the event that within one year after the execution of the Share Purchase Agreement, Z Acquisition, CZ or any of their respective controlled affiliates enters into a definitive agreement with the Issuer or commences a tender offer recommended by the Issuer’s board for a Take Private Transaction at a price per share in excess of $4.00, each of the cash consideration amounts paid or payable to Ramguard LLC and the initial principal amount of the Promissory Note shall be adjusted on a pro rata basis, such that Ramguard LLC shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if within the one (1) year period after the Share Purchase Agreement is executed, there is a change in control transaction or sale of a majority or more of the Class A Shares are acquired at a price per share in excess of $4.00.

The Share Purchase Agreement is included as Exhibit 99.8 to this Statement and is incorporated herein by reference.

Promissory Note

Under the Promissory Note, Ramguard LLC will be granted a security interest over (a) all of the equity securities of Z Acquisition, (b) all of the Class A Units of ZAIS Group Parent, LLC owned by CZ and (c) all of the equity securities of the Issuer and its subsidiaries held directly or indirectly by Z Acquisition, CZ and/or any entity wholly owned by Z Acquisition or CZ.  If and to the extent required at any time in order to comply with the federal margin regulations, CZ shall cause Z Acquisition either (x) to provide additional collateral for the outstanding balance of the Promissory Note or (y) prepay a portion of the outstanding balance under the Promissory Note.

The Promissory Note will also provide that upon a default, including a payment default and any default by Z Acquisition, the Issuer or any subsidiary in the payment of any judgment or the payment when due of any indebtedness for borrowed money in the amount of $1 million or more, which remains uncured beyond any applicable grace period, (i) the interest rate on the Promissory Note shall increase to 12.5% and (ii) Ramguard LLC will have the right (but not the obligation) to declare all amounts outstanding immediately due and payable and to exercise its security interest in the collateral securing the Promissory Note, and to recover collection costs (including reasonable legal fees).

Additionally, until such time that a Take Private Transaction is consummated by the Reporting Persons and their controlled affiliates and any third parties acting in concert with the Reporting Persons, if any of the Reporting Persons or any of their controlled affiliates receives any dividend or distribution from the Issuer or if CZ receives any compensatory payments or distributions in excess of his base salary, an amount equal to the net, after-tax cash proceeds received by the applicable Reporting Person or any such controlled affiliate, as the case may be, will be used by Z Acquisition to repay outstanding principal under the Promissory Note. After consummation of a Take-Private Transaction,  Z Acquisition will cause the Issuer and the Issuer’s subsidiaries not to consummate any sale of material assets for a price in excess of $2.5 million, and/or make any compensatory payments or distributions to CZ in excess of his base salary; provided, however, that Ramguard LLC’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds of any such sale of assets will be distributed by the Issuer and or its subsidiaries to their equity owners  and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by any of the Reporting Persons or any of their controlled affiliates (other than the  Issuer and its subsidiaries) will be used by Z Acquisition to repay outstanding principal under the Promissory Note. In addition, after consummation of a Take-Private Transaction, Z Acquisition will not (i) enter into any agreement that would cause a change in control transaction or sale of a majority or more of the Class A Shares or (ii) make any distributions to its equity owners other than tax distributions until such time that the unpaid principal and any accrued and unpaid interest under the Promissory Note has been paid off.

In the event CZ at any time is no longer an employee or officer of the Issuer, or is no longer the controlling shareholder of the Issuer and/or Z Acquisition, the unpaid principal and accrued and unpaid interest under the Promissory Note will become immediately due and payable.

All unpaid principal and accrued and unpaid interest under the Promissory Note may be paid in full or in part at the election of CZ (x) on any quarterly interest payment date occurring on or after the date the purchase price payable by CZ pursuant to the Share Purchase Agreement has been paid in full or (y) at any time in order to comply with the last sentence of the first paragraph under the heading “Promissory Note” above.

Letter to Special Committee

On September 5, 2017, following the execution and delivery of the Share Purchase Agreement, CZ also delivered a letter to the Special Committee of the Issuer in connection with a possible Take Private Transaction at $4.00 per Class A Share. The Reporting Persons’ proposal for the Take Private Transaction is irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee of the Issuer and by a majority of the issued and outstanding Class A Shares not held by the Reporting Persons, their respective affiliates or any executive officers or other affiliates of the Issuer.

The letter to the Special Committee of the Issuer is included as Exhibit 99.9 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit Number	Description
99.1
Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Stated on Schedule 14A (File No. 001-35848), filed with the United States Securities and Exchange Commission (“SEC”) on January 16, 2015).

99.2
Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).

99.3
Exchange Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc., ZAIS Group Parent, LLC, the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee (solely in his capacity as the trustee) of the ZGH Class B Voting Trust (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.4
First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

99.5
Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and ZAIS Group Holdings, Inc. (incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.6
Registration Rights Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.7.
Power of Attorney of Christian Zugel regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Christian Zugel with the Securities and Exchange Commission on March 19, 2015).

99.8	Share Purchase Agreement, dated as of September 5, 2017, by and among Z Acquisition LLC Ramguard LLC and Christian Zugel.
99.9.	Letter from Christian Zugel to the Special Committee of Zais Group Holdings, Inc., dated as of September 5, 2017.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2017

Christian Zugel

/s/ Christian Zugel

Z Acquisition LLC

By: /s/ Christian Zugel
Name:  Chiristian Zugel
Title:  Managing Member

EXHIBIT INDEX

Exhibit Number	Description
99.1
Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Stated on Schedule 14A (File No. 001-35848), filed with the United States Securities and Exchange Commission (“SEC”) on January 16, 2015).

99.2
Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).

99.3
Exchange Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc., ZAIS Group Parent, LLC, the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee (solely in his capacity as the trustee) of the ZGH Class B Voting Trust (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.4
First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

99.5
Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and ZAIS Group Holdings, Inc. (incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.6
Registration Rights Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.7.
Power of Attorney of Christian Zugel regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Christian Zugel with the Securities and Exchange Commission on March 19, 2015).

99.8	Share Purchase Agreement, dated as of September 5, 2017, by and among Z Acquisition LLC, Ramguard LLC and Christian Zugel.
99.9.	Letter from Christian Zugel to the Special Committee of Zais Group Holdings, Inc., dated as of September 5, 2017.